UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
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FORM 12b-25
(Amendment No. 1)
SEC FILE NUMBER
NOTIFICATION OF LATE FILING	001-32698

CUSIP NUMBER
55302P202

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	June 30, 2020

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

MGT CAPITAL INVESTMENTS, INC.

Full Name of Registrant

N/A

Former Name if Applicable

150 Fayetteville Street, Suite 1100

Address of Principal Executive Office (Street and Number)

Raleigh, NC 27601

City, State and Zip Code

EXPLANATORY NOTE

This Amendment No. 1 to Form 12b-25 (“Amendment”) amends the Form 12b-25 originally filed by MGT Capital Investments, Inc. on August 14, 2020. This Amendment is filed to correct a typographical error in Part IV of the Form 12b-25 as originally filed.

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, NBSAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2020 (the “Report”) without unreasonable effort or expense as the Registrant does not currently have sufficient funds to pay its independent auditor to review its financial statements for the quarter ended June 30, 2020. The Registrant is in the process of seeking alternative providers to complete the review of its financial statements. Consequently, the Registrant will not be able to timely file the Form 10-Q due on August 14, 2020, without unreasonable effort or expense. The Registrant does not expect to be able to file within the additional time allowed by this report, however, it anticipates filing as soon as practicable once it obtains sufficient funds or identifies an alternative provider.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert B. Ladd	(914)	630-7430
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a net loss of approximately $1,330,000 for the three months ended June 30, 2020 compared to a net loss of approximately $4,578,000 for the three months ended June 30, 2019. The Registrant expects to report revenue of approximately $450,000 for the three months ended June 30, 2020 compared to revenue of approximately $70,000 for the three months ended June 30, 2019.

MGT CAPITAL INVESTMENTS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2020	By:	/s/ Robert B. Ladd
Robert B. Ladd, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).